UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-24387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Navigant International 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Navigant International, Inc.

84 Inverness Circle East

Englewood, CO 80112

Navigant International 401(k) Plan

Financial Statements and Supplemental Schedule

For the Fiscal Year Ended December 31, 2005

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Plan Administrator, Committee, and Participants

Navigant International 401(k) Plan

Englewood, CO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Navigant International 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the statement of changes in net assets available for benefits for the year then ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Navigant International 401(k) Plan as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman

May 5, 2006

Denver, Colorado

Navigant International 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value (Note 4):	$89,396,635	$64,821,530

Liabilities
Distributions payable	29,952	—

Net assets available for benefits	$89,366,683	$64,821,530

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to:
Net appreciation in fair value of investments	$6,130,471
Investment income:
Interest	545,529
Contributions:
Participant	7,848,796
Employer Contributions	456,773
Rollover	490,804

Total additions	15,472,373

Deductions from net assets attributed to:
Benefit payments	9,053,687
Participant loans terminated due to withdrawal of participants	218,582
Transaction charges	28,359

Total deductions	9,300,628

Net increase prior to plan mergers	6,171,745

Transfer of assets from Northwestern Travel Service, LP 401(k) Plan (Note 8)	18,373,408

Net increase in net assets available for benefits	24,545,153
Net assets available for benefits:
Beginning of year	64,821,530

End of year	$89,366,683

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Navigant International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective June 10, 1998 and amended effective January 19, 2005 and March 28, 2005. Employees of Navigant International, Inc. become eligible to participate upon completing three months of service and attaining the age of 18. Enrollment is permitted on the first day of January, April, July or October. The Plan is subject to the provisions of ERISA.

Plan Administrator

Navigant International, Inc. (the “Company”) serves as the Plan’s Administrator. The Administrator is responsible for the day-to-day administration and operation of the Plan. The Administrator may designate another person or persons to perform some duties of the Administrator.

Contributions

Effective January 1, 2002, eligible participants may contribute an amount equal to, but not more than the maximum amount permitted by Sections 402(g) and 415 of the Internal Revenue Code. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a stable value account, mutual funds, a pooled separate account, a unitized Company common stock fund and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

The Company may make matching and discretionary non-elective contributions. Discretionary matching Company contributions are recorded in the same period as employee contributions. There were no matching or discretionary non-elective contributions made by the Company during the first half of 2005. Effective June 26, 2005 the Company reinstated discretionary matching contributions in an amount equal to $0.25 for each $1.00 contributed by a participant, up to a maximum of four percent of the participant’s Plan compensation, as defined. For the Plan’s fiscal year ended December 31, 2005, the Plan recorded $456,773 in contributions provided by the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Navigant International 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 33 percent vested after one year of service, 66 percent after two years of service and 100 percent vested after three years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount or partial withdrawal payments in cash equal to the value of the vested portion of their account. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as deductions when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 10.5% for the year ended December 31, 2005 and 5.75% to 10.5% for the year ended December 31, 2004). Maturity dates range from January 6, 2006 to January 31, 2020 for loans outstanding at December 31, 2005.

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may elect to pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

2.	Change in Retirement Services Provider

After an evaluation of various retirement services providers, the Administrator of the Plan elected to change the Plan’s retirement service provider from Prudential Financial, Inc. (“Prudential”) to MetLife Retirement Plans (“MetLife”) effective January 1, 2005. On January 14, 2005, Plan assets of approximately $63 million were transferred from funds sponsored by Prudential to funds sponsored by MetLife. This transfer did not result in any realized gains or losses to participants and did not change the terms of the Plan as described in the Description of the Plan section in Note 1 above.

Navigant International 401(k) Plan

Notes to Financial Statements

3.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation

Investments in The MetLife Stable Value Fund are generally benefit responsive and are stated at contract value, which approximates fair value. Investments in the pooled separate account are stated at fair value, as determined by the unit value reported by MetLife. Participant loans are stated at cost plus accrued interest, which approximates fair value. Common stocks are valued at fair value as determined by quoted market prices. Mutual funds are valued at net asset value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	Investments

The following tables present investments of the Plan as of December 31, 2005 and 2004. Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	December 31, 2005
Growth Fund of America, Inc; Class R-3 Shares	$12,286,487	*
The Metlife Stable Value Fund	10,209,293	*
EuroPacific Growth Fund; Class R-3 Shares	7,723,532	*
Metlife Stock Market Index Guarantee	7,695,055	*
Lord Abbett Small-Cap Value Series; Class A Shares	6,278,548	*
Alger MidCap Growth Institutional Fund; Class I Shares	5,455,805	*
BlackRock Small/Mid-Cap Growth Portfolio; Investor A Class Shares	4,531,499	*
American Balanced Fund, Inc; Class R-3 Shares	4,475,645	*
Lord Abbett Affiliated Fund, Inc; Class A Shares	4,041,513
Calvert Income Fund; Class A Shares	3,925,775
Fidelity® Advisor Freedom 2020 Fund; Class T Shares	3,847,503
Oppenheimer Global Fund; Class A Shares	3,519,449
JP Morgan Mid Cap Value Fund; Class A Shares	3,489,599
Fidelity® Advisor Freedom 2030 Fund; Class T Shares	3,340,887
Participant Loans	2,108,496
BlackRock Core Bond Total Return Portfolio; Investor A Shares	2,125,798
Fidelity® Advisor Freedom 2010 Fund; Class T Shares	1,411,139
Fidelity® Advisor Freedom 2040 Fund; Class T Shares	1,322,994
Navigant International, Inc. Common Stock	759,792
Fidelity® Advisor Freedom Income Fund; Class T Shares	273,107
Federated Capital Appreciation Fund; Class A Shares	219,304
Other investments	355,415

Total Investments	$89,396,635

Navigant International 401(k) Plan

Notes to Financial Statements

	December 31, 2004
PRUDENTIAL Large Cap Growth/Turner Investment Fund	$10,076,960	*
PRUDENTIAL Guaranteed Income Fund	9,922,382	*
PRUDENTIAL Dryden S&P Index Fund	4,467,592	*
PRUDENTIAL Large Cap Value/John A. Levin Fund	4,139,389	*
PRUDENTIAL AIM Dynamics Fund	4,042,163	*
PRUDENTIAL International Blend/The Boston Co. Fund	3,436,272	*
PRUDENTIAL Lifetime40 Fund	3,254,092	*
PRUDENTIAL Janus Adviser Balanced Account	3,129,325
PRUDENTIAL Lifetime30 Fund	2,792,471
PRUDENTIAL Small Cap Growth/TimesSquare Fund	2,743,336
PRUDENTIAL Oppenheimer Global-CL A	2,671,311
PRUDENTIAL Mid Cap Value/Wellington Mgmt. Fund	2,645,810
PRUDENTIAL Core Bond/BSAM Fund	2,574,186
PRUDENTIAL Small Value/Perkins Wolf McDonnell Fund	2,285,348
Participant Loans	1,707,067
PRUDENTIAL Lifetime50 Fund	1,343,530
PRUDENTIAL Lifetime20 Fund	1,064,096
Navigant International, Inc. Common Stock	1,016,103
Other Investments	1,510,097

Total Investments	$64,821,530

During the year ended December 31, 2005, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2005
Mutual Funds and Pooled Separate Accounts	$6,210,965
Company Common Stock	(84,758)
Other Self-Directed Common Stocks	4,264

Net appreciation in fair value of investments	$6,130,471

In 2005, the Plan entered into a benefit-responsive investment contract with MetLife, The MetLife Stable Value Fund. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Navigant International 401(k) Plan

Notes to Financial Statements

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for 2005 was 4.07%. Crediting rates are determined each quarter. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.5%. A market value adjustment may apply if a lump-sum withdrawal is requested at contract termination if the Company elects to stay in the contract for more than one year after the contract end date. The contract is guaranteed to pay out at book value.

In 2004, the Plan participated in a contract with Prudential Retirement Insurance & Annuity Company via an investment in the PRUDENTIAL Guaranteed Income Fund (“GIF”). Prudential Retirement Insurance & Annuity Company commingled the assets of the GIF with other assets. For the Plan’s investment in the GIF, the Plan was credited with interest at the interest rates specified in the contract, which ranged from 3.00% to 3.10% for the year ended December 31, 2004, net of asset charges. Prudential Retirement Insurance & Annuity Company prospectively guaranteed the interest rates credited for the GIF for six months. The GIF is included in the 2004 financial statements at contract value which, principally because of the periodic rate reset process, approximates fair value.

5.	Related-Party Transactions

Plan assets include investments in mutual funds managed by MetLife Securities, Inc. and separate accounts offered by Metropolitan Life Insurance Company. MetLife Retirement Plans, MetLife Securities, Inc. and Metropolitan Life Insurance Company are affiliates of the Metlife family of companies. MetLife Retirement Plans is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA for which there is an exemption available. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Navigant International, Inc., the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.

The Plan invests in a unitized stock fund, Navigant International, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Navigant International, Inc., the Plan sponsor. The unit values of the Fund are recorded and maintained by MetLife Retirement Plans. During the year ended December 31, 2005, the Plan purchased units of the Fund in the approximate amount of $154,000, sold units of the Fund in the approximate amount of $325,000, and had net depreciation on the Fund in the approximate amount of $85,000. The total value of the Plan’s interest in the Fund was $759,792 and $1,016,103 at December 31, 2005 and 2004, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 4, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Merger

Effective March 15, 2005, the Northwestern Travel Service, LP 401(k) Plan was merged into the Plan as a result of an acquisition made by the Company. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

9.	Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. The forfeiture reserve of $3,341 and $282 at December 31, 2005 and 2004,

Navigant International 401(k) Plan

Notes to Financial Statements

respectively, is available to offset Company cash contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2005, Plan expenses were offset by $780 from forfeited non-vested accounts.

10.	Subsequent Event – Sponsor Merger Agreement

On April 26, 2006, the Company, Carlson Wagonlit B.V. (“CWT”), and Horizon Merger Corp. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, the Company will become a wholly owned subsidiary of CWT. The Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement have been approved by the Company’s board of directors.

The consummation of the Merger is subject to various conditions and the Merger Agreement may be terminated at any time prior to the effective time of the Merger by the mutual written consent of the Company and CWT, subject to certain provisions of the Merger Agreement.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year) December 31, 2005

Employer Identification Number: 52-2080967

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	MetLife Securities, Inc.	Growth Fund of America, Inc. Class R-3 Shares	$12,286,487
*	Metropolitan Life Insurance Company	The MetLife Stable Value Fund	10,209,293
*	MetLife Securities, Inc.	EuroPacific Growth Fund; Class R-3 Shares	7,723,532
*	Metropolitan Life Insurance Company	Metlife Stock Market Index Guarantee	7,695,055
*	MetLife Securities, Inc.	Lord Abbett Small-Cap Value Series; Class A Shares	6,278,548
*	MetLife Securities, Inc.	Alger MidCap Growth Institutional Fund; Class I Shares	5,455,805
*	MetLife Securities, Inc.	BlackRock Small/Mid-Cap Growth Portfolio; Investor A Class Shares	4,531,499
*	MetLife Securities, Inc.	American Balanced Fund, Inc; Class R-3 Shares	4,475,645
*	MetLife Securities, Inc.	Lord Abbett Affiliated Fund, Inc; Class A Shares	4,041,513
*	MetLife Securities, Inc.	Calvert Income Fund; Class A Shares	3,925,775
*	MetLife Securities, Inc.	Fidelity® Advisor Freedom 2020 Fund; Class T Shares.	3,847,503
*	MetLife Securities, Inc.	Oppenheimer Global Fund; Class A Shares	3,519,449
*	MetLife Securities, Inc.	JP Morgan Mid Cap Value Fund; Class A Shares	3,489,599
*	MetLife Securities, Inc.	Fidelity® Advisor Freedom 2030 Fund; Class T Shares.	3,340,887
*	MetLife Securities, Inc.	BlackRock Core Bond Total Return Portfolio; Investor A Shares	2,125,798
*	MetLife Securities, Inc.	Fidelity® Advisor Freedom 2010 Fund; Class T Shares.	1,411,139
*	MetLife Securities, Inc.	Fidelity® Advisor Freedom 2040 Fund; Class T Shares.	1,322,994
*	MetLife Securities, Inc.	Fidelity® Advisor Freedom Income Fund; Class T Shares.	273,107
*	MetLife Securities, Inc.	Federated Capital Appreciation Fund; Class A Shares	219,304
*	Navigant International, Inc.	Navigant International, Inc. Common Stock	759,792
	Plan Participants	Participant Loans (Interest rates range from 5.00% to 10.5%, various maturity dates from January 6, 2006 through January 31, 2020, collateralized by participant account balances)	2,108,496
	Various	Other investments	355,415

	Total Assets		$89,396,635

*	Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006

Navigant International 401(k) Plan

By:	/s/ Robert C. Griffith
Name:	Robert C. Griffith
Title:	Plan Administrator of Navigant International 401(k) Plan and Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) of Navigant International, Inc.